UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                  FORM 12B-25/A
                                Amendment Number 1             SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING              1-7939


(Check One):   [x]Form 10K   [ ]Form 20-F   [ ]Form 11-K
               [ ]Form 10-Q   [ ]Form N-SAR   [ ] Form N-CSR

For Period Ended:     September 30, 2003
                  ---------------------------
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
              VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               --------------------------------

PART I -REGISTRANT INFORMATION

             Vicon Industries, Inc.
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Full Name of Registrant


Former Name if Applicable

             89 Arkay Drive
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Address of Principal Executive Office (Street and Number)

             Hauppauge, NY 11788
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City, State and Zip Code







PART II - RULES 12B-25(B) AND (C)

Omitted

PART III - OTHER INFORMATION

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-SCR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company reported on Form 12b-25 filed with the Commission on December 24, 2003 that the Company would be unable to file its Annual Report on Form 10-K for the year ended September 30, 2003 within the prescribed time period (that is, by December 29, 2003). The Company anticipated, however, that it would be able to file its 2003 Annual Report within 15 days after December 29, 2003.

The Company was unable to file its Annual Report by the prescribed extended due date of January 13, 2004 because its auditors, KPMG LLP, were unable to complete their audit of the Company's consolidated financial statements included in the Annual Report. The Company anticipates filing its Annual Report by no later than Thursday, January 15, 2004, subject to the completion of audit work by KPMG LLP.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    John M. Badke                     631                        952-2288
----------------------           -------------             --------------------
       (Name)                     (Area Code)               (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [x]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release on December 19, 2003 announcing its fourth quarter and annual results of operations for the fiscal year ended September 30, 2003, as filed on Form 8-K on January 6, 2004, which results the Company presently believes will be reflected in its Form 10-K when filed.






                                               Vicon Industries, Inc.
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   January 14, 2004               By     /s/ John M. Badke
    -----------------------           ---------------------------------
                                                John M. Badke
                                         Vice President, Finance and
                                           Chief Financial Officer